Exhibit 99.2

Yimutian Inc. Provides Updates on Its Financing Plan

BEIJING, March 25, 2026 -- Yimutian Inc. (NASDAQ: YMT) (the “Company”) today announced an update to its recent financing plan. The Company’s previously announced private placement of up to US$30.0 million of senior convertible promissory notes with an institutional investor (the “Convertible Notes”) remains in effect in accordance with its terms. The initial closing of US$3.37 million was completed in December 2025, and the Company expects to conduct additional closing(s) under that facility, subject to customary closing conditions.

In addition, after further evaluating current market conditions, its capital structure and expected financing costs, the Company has decided not to proceed with the proposed follow-on public offering contemplated by its registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2026. The Company intends to request withdrawal of that registration statement and terminate the proposed offering. No securities have been sold pursuant to that registration statement.

For the avoidance of doubt, the Company’s separate resale registration statement on Form F-1 filed with the SEC on March 2, 2026 and declared effective by the SEC on March 5, 2026 in connection with ADSs issuable upon conversion of the Convertible Notes is distinct from the proposed public offering described above and is not the subject of the proposed withdrawal.

The Company believes that maintaining flexibility under its existing private financing arrangement, while discontinuing the proposed public offering at this time, is the more prudent course in light of prevailing market conditions and the Company’s current capital planning priorities.

The Company will continue to evaluate financing alternatives and other capital planning initiatives to support its long-term growth, liquidity position and shareholder value.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Such statements include, but are not limited to, the occurrence of additional closings for the Convertible Notes (which may never occur). Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

About Yimutian Inc.

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.

For more information, please visit: https://ir.ymt.com

Investor & Media Contacts

Investor Relations: ir@ymt360.com | +86 10 5708 6561

Media: pr@ymt360.com